================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                       TRUMP HOTELS & CASINO RESORTS, INC.
                       -----------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    898168109
                                 --------------
                                 (CUSIP Number)


                             DANIEL D. RUBINO, Esq.
                            WILLKIE FARR & GALLAGHER
                               One Citicorp Center
                              153 East 53rd Street
                         New York, New York 10022-4669
                                 (212) 821-8000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 OCTOBER 7, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 898168109                                           Page 2 of 25 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORT PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         Donald J. Trump
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) { ]
    |                                                           (b) [X]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |
    |         o o
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED      [ ]
    |  PURSUANT TO ITEMS 2(d)or 2(e)
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         United States
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |      12,100,706
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |       3,618,542
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |      12,100,796
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       3,618,542
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         15,719,248
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES*
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         39.4%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 898168109                                           Page 3 of 25 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORT PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         Trump Casinos, Inc.
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) { ]
    |                                                           (b) [X]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |
    |         o o
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED      [ ]
    |  PURSUANT TO ITEMS 2(d)or 2(e)
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         New Jersey
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |       0
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |       1,407,017
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |       0
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       1,407,017
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         1,407,017
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES*
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         5.5%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 898168109                                           Page 4 of 25 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORT PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         Trump Casinos II, Inc.
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) { ]
    |                                                           (b) [X]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |
    |         o o
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED      [ ]
    |  PURSUANT TO ITEMS 2(d)or 2(e)
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         Delaware
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |       0
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |       2,211,250
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |       0
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       2,211,250
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         2,211,250
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES*
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         8.4%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 amends Item 7 and amends and restates Items 1-6 of Amendment No. 1 filed by Mr. Donald J. Trump ("Mr. Trump") and Trump Casinos, Inc. (formerly known as ("f/k/a") Trump Taj Mahal, Inc.) ("TCI") on April 25, 1996, and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 (the "Exchange Act").

                                    * * * * *

     Items 1-6 are hereby amended by deleting each item in its entirety and substituting the following Items 1-6 therefor:

Item 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Trump Hotels & Casino Resorts, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware, which has its principal executive offices at 2500 Boardwalk, Atlantic City, New Jersey 08401.

Item 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f). This Statement is being filed by Mr. Trump, TCI and Trump Casinos II, Inc. (f/k/a TC/GP, Inc.) ("TCI-II"). Mr. Trump, TCI and TCI-II are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

     Mr. Trump's present principal occupation is Chairman of the Board of Directors of each of the Company, Trump Hotels & Casino Resorts Funding, Inc., THCR Holding Corp. (f/k/a Taj Mahal Holding Corp.)("THCR Corp."), THCR/LP Corporation (f/k/a TM/GP Corporation) ("THCR/LP") and Trump Atlantic City Funding, Inc.; Chairman of the Board of Directors, President and Treasurer of

Trump Plaza Funding, Inc. ("Plaza Funding"); sole Director, President and Treasurer of each of TCI, TCI-II and Trump Atlantic City Corporation (f/k/a The Trump Taj Mahal Corporation) ("AC Corporation"); Director and President of Trump Atlantic City Holding, Inc. (f/k/a Trump Plaza Holding, Inc.) ("AC Holding, Inc."); sole Director of Trump Indiana, Inc. ("Trump Indiana"); Chairman of the Board of Directors of Trump's Castle Hotel & Casino, Inc. ("TCHI"); sole Director and President of each of Trump Taj Mahal Realty Corp. and Trump Boardwalk Realty Corp.; and President of the Trump Organization. The business address of Mr. Trump is 725 Fifth Avenue, New York, New York 10022. Mr. Trump is a citizen of the United States of America.

     TCI, a corporation organized under the laws of the State of New Jersey, and TCI-II, a corporation organized under the laws of the State of Delaware, are both wholly owned by Mr. Trump. TCI and TCI-II conduct no business other than holding (i) a limited partnership interest in Trump Hotels & Casino Resorts Holdings, L.P., a subsidiary of the Company (the "Partnership"), and (ii) shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Stock"). Mr. Trump is the sole Director, President and Treasurer of each of TCI and TCI-II. TCI and TCI-II have no other executive officers. The business address of each of TCI and TCI-II is 2500 Boardwalk, Atlantic City, New Jersey 08401.

     (d), (e). Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     At the consummation of the Company's initial public offering of 10,000,000 shares of Common Stock on June 12, 1995, and pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of June 12, 1995 (the "Original Partnership Agreement") (filed as Exhibit I and incorporated herein by reference), Mr. Trump received approximately a 39.8% limited partnership interest in the Partnership ("Trump's Limited Partnership Interest") and the Company received an approximately 60.2% general partnership interest in the Partnership. Trump's Limited Partnership Interest represented Mr. Trump's economic interest in the assets and operations of the Partnership. Pursuant to the terms of the Exchange and Registration Rights Agreement between the Company and Mr. Trump, dated as of June 12, 1995 (the "Exchange Rights Agreement") (filed as Exhibit II and incorporated herein by reference), Trump's Limited Partnership Interest was convertible, at Mr. Trump's option, into 6,666,667 shares of Common Stock. If these shares had been converted on June 12, 1995, they would have represented approximately 39.8% of the adjusted total number of shares of Common Stock outstanding

(calculated by adding the total number of shares that were outstanding on that date to the 6,666,667 shares).

     On June 6, 1995 Mr. Trump acquired 1,000 shares of the Class B Stock, which represented 100% of the total number of shares of the Class B Stock outstanding. The Class B Stock has voting power equivalent to the voting power of the total number of Conversion Shares (as defined), but is not entitled to dividends or distributions.

     Consideration for the acquisition of the Trump's Limited Partnership Interest in June 1995 was his contribution to the Partnership, pursuant to the terms of the Contribution Agreement between Mr. Trump and the Partnership, dated as of June 12, 1995 (the "Contribution Agreement") (filed as Exhibit III and incorporated herein by reference), of the assets listed in Schedule A thereto, including all of his (i) beneficial interest in Trump Plaza Associates, which consisted of (a) all of the outstanding capital stock of Plaza Funding, (b) a 99% equity interest in Trump Atlantic City Associates (f/k/a Trump Plaza Holding Associates) ("Trump AC") and (c) all of the outstanding capital stock of AC Holding, Inc., which owned the remaining 1% equity interest in Trump AC, and
(ii) existing interests and rights to new gaming activities in both emerging and established gaming jurisdictions, including Trump Indiana.

     Pursuant to the Contribution Agreement, Mr. Trump also agreed to pursue, develop and conduct all new casino and gaming opportunities only on behalf of the Company. Mr. Trump further agreed not to engage in certain actions in connection with Casino and Gaming Activities (as defined therein), including, without limitation, casino hotels, and related services and products, except for those Casino and Gaming Activities relating to the Trump Taj Mahal Casino Resort (the "Taj Mahal") and Trump's Castle Casino Resort ("Trump's Castle").

     On June 7, 1995, Mr. Trump acquired 250 shares of Common Stock in a regular-way transaction at $14.00 per share (the "Trump Shares"). Mr. Trump holds 100 of the Trump Shares for his own account, 50 as custodian for his son Eric F. Trump, 50 as custodian for his daughter Ivanka Trump and 50 as custodian for his son Donald J. Trump, Jr. On the same date, Mr. Trump also acquired, in a regular-way transaction at $14.00 per share, an additional 50 shares of Common Stock which he gave to his wife, Mrs. Marla M. Trump ("Mrs. Trump"), as a gift (the "Gift Shares").

     On April 17, 1996, in connection with the merger (the "Taj Merger") of THCR Merger Corp., a wholly owned subsidiary of the Company, with and into THCR Corp. and the related transactions thereto (collectively, the "Taj Merger Transaction") and pursuant to the Second Amended and Restated Partnership Agreement of the Partnership, dated as of April 17, 1996, (the "Second Amended Partnership Agreement") (filed as Exhibit I.I and incorporated herein by reference), the percentage of Trump's Limited Partnership Interest changed to approximately 20.7% and TCI became a new limited partner of the Partnership with an approximately 4.4% limited partnership interest ("TCI's Limited Partnership Interest"). Trump's Limited Partnership Interest and

TCI's Limited Partnership Interest represented the economic interests of Mr. Trump and TCI in the assets and operations of the Partnership. Pursuant to the terms of the Amended and Restated Exchange and Registration Rights Agreement among the Company, Mr. Trump and TCI, dated as of April 17, 1996 (the "Amended Exchange Rights Agreement") (filed as Exhibit II.I and incorporated herein by reference), Trump's Limited Partnership Interest was convertible, at Mr. Trump's option, into 6,674,006 shares of Common Stock and TCI's Limited Partnership Interest was convertible, at TCI's option, into 1,407,017 shares of Common Stock. As a result of the Taj Merger Transaction, on April 17, 1996, Mr. Trump and TCI held 800 and 200 shares of the Class B Stock, respectively.

     Consideration for the change in Trump's Limited Partnership Interest and TCI's acquisition of TCI's Limited Partnership Interest in the Taj Merger Transaction was the contribution to the Partnership, pursuant to the terms of the 1996 Contribution Agreement among Mr. Trump, TCI, THCR/LP and the Partnership, dated as of April 17, 1996 (the "1996 Contribution Agreement") (filed as Exhibit III.I and incorporated herein by reference), of (i) 20 shares of Common Stock of AC Corporation by Mr. Trump and (ii) a 49.995% general partnership interest in Trump Taj Mahal Associates ("Taj Associates"), the owner and operator of the Taj Mahal, by TCI.

     As part of the Taj Merger Transaction, Mr. Trump was also issued warrants (the "Trump Warrants") (filed as Exhibit V and incorporated herein by reference) to purchase an aggregate of

1.8 million shares of Common Stock, of which (i) 600,000 shares may be purchased on or before April 17, 1999 at $30.00 per share, (ii) 600,000 shares may be purchased on or before April 17, 2000 at $35.00 per share and (iii) 600,000 shares may be purchased on or before April 17, 2001 at 40.00 per share.

     On October 7, 1996, in connection with the acquisition (the "Castle Acquisition") by the Partnership of all the outstanding equity interests of Trump's Castle Associates ("Castle Associates"), the owner and operator of Trump's Castle, and pursuant to the Third Amended and Restated Partnership Agreement of the Partnership, dated as of October 7, 1996, (the "Third Amended Partnership Agreement") (filed as Exhibit I.II and incorporated herein by reference), the percentage of Trump's Limited Partnership Interest and TCI's Limited Partnership Interest changed to approximately 27.1% and 3.7%, respectively, and TCI-II became a new limited partner of the Partnership with an approximately 5.8% limited partnership interest ("TCI-II's Limited Partnership Interest" and collectively with Trump's Limited Partnership Interest and TCI's Limited Partnership Interest, the "Limited Partnership Interests"). Because TCI and TCI-II are wholly owned by Mr. Trump, Mr. Trump may be deemed to beneficially own the Limited Partnership Interests (an approximately 36.6% limited partnership interest in the Partnership). The Limited Partnership Interests represent the economic interests of Mr. Trump, TCI and TCI-II in the assets and operations of the Partnership. Pursuant to the terms of the Second Amended and Restated Exchange and Registration Rights

Agreement among the Company, Mr. Trump, TCI and TCI-II, dated as of October 7, 1996 (the "Second Amended Exchange Rights Agreement") (filed as Exhibit II.I and incorporated herein by reference), Trump's Limited Partnership Interest is convertible, at Mr. Trump's option, into 10,300,456 shares of Common Stock (the "Trump Conversion Shares"), TCI's Limited Partnership Interest is convertible, at TCI's option, into 1,407,017 shares of Common Stock (the "TCI Conversion Shares") and TCI-II's Limited Partnership Interest is convertible, at TCI-II's option, into 2,211,250 shares of Common Stock (the "TCI-II Conversion Shares" and collectively with the Trump Conversion Shares and the TCI Conversion Shares, the "Conversion Shares").

     As a result of the Castle Acquisition, as of October 7, 1996, Mr. Trump, TCI and TCI-II held 850, 50, and 100 shares of the Class B Stock, respectively. Upon conversion of all or any portion of any of the Reporting Persons' Limited Partnership Interest into shares of Common Stock, the corresponding voting power of their respective Class B Stock will be proportionately diminished in an amount equal to the number of shares of Common Stock issued upon such conversion.

     Consideration for the change in Trump's Limited Partnership Interest and TCI-II's acquisition of TCI-II's Limited Partnership Interest in the Castle Acquisition was the contribution to the Partnership, pursuant to the terms of the Agreement, dated as of June 24, 1996, as amended, by and among the Company, the Partnership, TCI-II, TCHI and Mr. Trump (the "Castle Acquisition Agreement") (filed as Exhibit VIII and incorporated herein by reference), of Mr. Trump's and TCI-II's 61.5% and 37.5% equity interests in Castle Associates, respectively

 Item 4. PURPOSE OF TRANSACTION.

     Each of the Reporting Persons acquired their Limited Partnership Interest, and Mr. Trump acquired the Trump Shares and the Trump Warrants, for the purpose of acquiring an equity investment in the Company.

     Each of the Reporting Persons may convert his or its Limited Partnership Interest at any time into Common Stock or may acquire from time to time additional Common Stock through open-market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of his investment in the Company.

     Except as set forth herein, none of the Reporting Persons has plans or proposals which relate to or would result in the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

 Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b). As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (assuming in each case full conversion of their respective Limited Partnership Interest and, in the case of Mr. Trump, the exercise of the Trump Warrants), including the number of shares of Common Stock as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth in the table below.

     The total number of shares of Common Stock outstanding, as of October 7, 1996, was 24,140,090 shares (the "Outstanding Shares").



                 Aggregate
                   Number           Number of        Number of        Number of         Number of         Adjusted       Percent of
                 of Shares         Shares with      Shares with      Shares with       Shares with        Number of        Shares
Reporting       Beneficially       Sole Power       Shared Power      Sole Power       Shared Power        Shares       Beneficially
 Person            Owned             to Vote          to Vote         to Dispose        to Dispose       Outstanding       Owned
--------        ------------       -----------      ------------      ----------       ------------      -----------    ------------
Mr. Trump        15,719,248        12,100,706(1)     3,618,542(2)     12,100,706(1)     3,618,542(2)      39,858,813(3)     39.4%

TCI               1,407,017                 0        1,407,017(4)              0        1,407,017(5)      25,547,107(6)      5.5%

TCI-II            2,211,250                 0        2,211,250(4)              0        2,211,250(5)      26,351,340(7)      8.4%


--------------------

(1)  Consists of (i) the Trump Shares, (ii) the Trump Conversion Shares and
     (iii) the shares into which the Trump Warrants are convertible.

(2) Consists of (i) 225 shares of Common Stock acquired by Mrs. Trump, on June 7, 1995, in a regular-way transaction at $14.00 per share (the "Spouse Shares"), (ii) the Gift Shares, (iii) the TCI Conversion Shares and (iv) the TCI-II Conversion Shares. Mrs. Trump holds 75 of the Spouse Shares for her own account, 100 as custodian for her sister Danielle Nicole Maples and 50 as custodian for her daughter Tiffany Trump. Mr. Trump shares voting and dispositive power over the TCI Conversion Shares and the TCI-II Conversion Shares with TCI and TCI-II, respectively, and over the Spouse Shares and Gift Shares with Mrs. Trump. Mr. Trump disclaims beneficial ownership of the Gift Shares and the Spouse Shares.

(3) Calculated by adding the Conversion Shares, the shares into which the Trump Warrants are convertible and the Outstanding Shares.

(4)  Voting power shared with Mr. Trump.

(5)  Dispositive power shared with Mr. Trump.

(6)  Calculated by adding the TCI Conversion Shares and the Outstanding Shares.

(7)  Calculated by adding the TCI-II Conversion Shares and the Outstanding
     Shares.

     (c). Within the past sixty (60) days, the Reporting Persons effected the following transaction in the Common Stock:


          As further described in Item 3, on October 7, 1996, the Reporting Persons acquired the Limited Partnership Interests.

     (d). Not applicable.

     (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Original Partnership Agreement provided, among other provisions, that no additional Partnership interests would be issued, except in the case of (i) an additional partnership interest to the Company in exchange for a contribution of value from the Company and (ii) an additional limited partnership interest to Mr. Trump or his Permitted Holders (as defined therein) in exchange for a contribution of value from Mr. Trump or his Permitted Holders, as determined by a majority of the Special Committee of the Company's Board of Directors (the "Special Committee"). The Company covenanted in the Original Partnership Agreement that it would not issue additional debt or equity securities, unless the proceeds of such issuance were contributed to the Partnership and that it would not issue any additional shares of Class B Common Stock, except to Mr. Trump or his Permitted Holders.

     The Second Amended Partnership Agreement had similar terms to those of the Original Partnership Agreement and allowed for the issuance of limited partnership interests to TCI and

THCR/LP in exchange for their contribution to the Partnership, in connection with the Taj Merger, of their respective 49.995% equity interests in Taj Associates. In addition, the Second Amended Partnership Agreement provided that the Company may contribute to Trump AC the indirect interest in Taj Associates that the Company acquired in the Taj Merger and the proceeds of the Company's offering of 13,250,000 shares of Common Stock consummated in connection with the Taj Merger Transaction.

     The Third Amended Partnership Agreement has similar terms to those of the Second Amended Partnership Agreement and allows for the issuance of the Limited Partnership Interests as set forth in the Castle Acquisition Agreement.

     Pursuant to the Exchange Rights Agreement, among other things: (i) Mr. Trump and his permitted successors and assigns were able to exchange all or any portion of their partnership interest in the Partnership for Common Stock, and
(ii) a majority of the Special Committee had the right to require any holder of a limited partnership interest in the Partnership (other than Mr. Trump and his Permitted Holders) to exchange their Partnership interests for Common Stock. The number of shares of Common Stock issuable upon exchange of limited interests in the Partnership would be adjusted from time to time to reflect stock dividends, stock splits, reverse stock splits, reclassifications and recapitalizations.

     The Exchange Rights Agreement contained certain registration rights under the Securities Act of 1933 (the "Securities Act") in favor of the holders of the Common Stock issuable upon the exchange of limited partnership interests in the Partnership. The holders of securities representing a majority of the Common Stock issuable upon the exchange of limited partnership interests in the Partnership had the right to require the Company, at the Company's expense (other than with respect to underwriting discounts, commissions and fees attributable to the sale of any such Common Stock), subject to certain limitations, to file two registration statements relating to the resale to the public of all or a portion of their Common Stock. In addition, in the event the Company proposed to register any of its Common Stock pursuant to a registration statement under the Securities Act (other than on Forms S-4 or S-8 under the Securities Act or other similar successor forms), such holders could have, by giving written notice to the Company, requested that the Company, at the Company's expense (other than with respect to underwriting discounts, commissions and fees attributable to the sale of any such Common Stock), include in such registered offering all or any part of their Common Stock. The Company was required to include the securities covered by such notice or notices in such registered offering unless the Company determines for any reason not to proceed with the underlying offering of its equity securities or, in the case of an underwritten offering, if the managing underwriter determines that the amount of Common Stock requested to be included in such registration exceeds the amount which could be sold in such offering without adversely affecting the distribution of the securities being offered.

     The Amended Exchange Rights Agreement granted Mr. Trump similar conversion and registration rights afforded to him under the Exchange Rights Agreement and extended such rights to TCI. The Second Amended Exchange Rights Agreement grants Mr. Trump and TCI similar conversion and registration rights afforded to him under the Amended Exchange Rights Agreement and extends such rights to TCI-II.

     The shares of Common Stock issuable upon the exercise of the Trump Warrants have registration rights similar to those held by Mr. Trump under the Second Amended Exchange Rights Agreement.

     On April 17, 1996, Mr. Trump entered into a transaction with Donaldson Lufkin & Jenrette, Inc. ("DLJ") to satisfy certain indebtedness of Mr. Trump and his affiliates and to obtain certain releases of liens and guarantees necessary to effect the Taj Merger Transaction. In connection therewith, and pursuant to the terms of the Pledge and Security Agreement among Mr. Trump, TCI and DLJ, dated as of April 17, 1996 (the "DLJ Pledge Agreement") (filed as Exhibit VI.I and incorporated herein by reference), Trump and TCI granted to DLJ (i) a first priority security interest on (A) then owned Trump's Limited Partnership Interest, (B) 800 shares of Class B Stock that Trump held on April 17, 1996 and
(C) the rights of Trump and TCI under the Amended Exchange Rights Agreement and
(ii) a security interest, subject to a first priority security interest in favor of Citibank, N.A. ("Citibank") pursuant to the Citibank Pledge Agreement (as defined), on (A) then owned TCI's Limited

Partnership Interest and (B) 200 shares of Class B Stock that TCI held on April 17, 1996.

     On April 17, 1996, Mr. Trump also restructured certain of his personal indebtedness and obtained the consent of the lenders necessary to effect the Taj Merger Transaction. In connection therewith, and pursuant to the terms of the Pledge and Security Agreement among Mr. Trump, certain of Mr. Trump's affiliates (including TCI) and Citibank, as agent for the lenders, dated as of April 17, 1996 (the "Citibank Pledge Agreement") (filed as Exhibit VI.II and incorporated herein by reference), Trump and TCI granted to Citibank (i) a first priority security interest on certain of Mr. Trump's assets and interests, including (A) the Trump Warrants, (B) then owned TCI's Limited Partnership Interest and (C) 200 shares of Class B Stock that TCI held on April 17, 1996, and (ii) a security interest, subject to a first priority security interest in favor of DLJ pursuant to the DLJ Pledge Agreement, on (A) then owned Trump's Limited Partnership InteFrest and (B) 800 shares of Class B Stock that Trump held on April 17, 1996.

     On October 7, 1996, Mr. Trump satisfied his obligations to Citibank and Citibank terminated the liens granted under the Citibank Pledge Agreement. Accordingly, and in view of the increase in Trump's Limited Partnership Interest as a result of the Castle Acquisition, on October 7, 1996, DLJ had a security interest on (i) a portion of Trump's Limited Partnership Interest, consisting of a 17.53603% limited partnership interest in the Partnership (the "Trump/DLJ Limited Partnership

Interest"), (ii) TCI's Limited Partnership Interest (collectively with the Trump/DLJ Limited Partnership Interest, the "DLJ Securities"), (iii) 800 shares of Mr. Trump's Class B Stock, representing a voting power in the Company equal to the number of shares of Common Stock issuable upon the exchange of the Trump/DLJ Limited Partnership Interest, (iv) all of the 50 shares of TCI's Class B Stock, representing a voting power in the Company equal to the number of shares of Common Stock issuable upon the exchange of the TCI's Limited Partnership Interest, and (v) the rights of Trump and TCI under the Second Amended Exchange Rights Agreement.

     Pursuant to the terms of a Registration Agreement among Mr. Trump, TCI, TCI-II, the Company and DLJ, dated as of October 7, 1996 (the "Registration Agreement") (filed as Exhibit VI.III and incorporated herein by reference), (i) Mr. Trump agreed that if he exercises his rights (each a "Trump Exercise") under the Second Amended Exchange Rights Agreement (the "Registration Rights") with respect Trump's Limited Partnership Interests not pledged to DLJ (the "Trump Securities"), he will simultaneously exercise the Registration Rights with respect to the DLJ Securities. However, Mr. Trump is not obligated to exercise the Registration Rights with respect to the DLJ Securities if either (i) the aggregate fair market value of the shares of Common Stock into which the Trump Securities are exchanged in each and all of the Trump Exercises is less than $10 million, (ii) the aggregate number of shares of Common Stock into which the Trump Securities are exchanged in each and all of the Trump Exercises is less than

500,000 shares or (iii) Mr. Trump obtains the prior written consent of DLJ. In addition, the Reporting Persons and the Company agreed that, in the case of an event of default under the DLJ Pledge Agreement, (i) the right to make any Blackout Determination (as defined in the Second Amended Exchange Rights Agreement) shall be waived with respect to any request to exercise the Registration Rights with respect to the DLJ Securities and (ii) if Trump exercises the Registration Rights with respect to the Trump Securities, DLJ, at its option, shall have the right to exercise (or cause Mr. Trump to exercise) the Registration Rights with respect to the DLJ Securities prior to or simultaneously with any exercise of the Registration Rights with respect to the Trump Securities.

     Because of the relationship between Mr. Trump, TCI and TCI-II, the Reporting Persons may be deemed to form a "group" within the meaning of Rule 13d-5 under the Exchange Act. TCI and TCI-II disclaim beneficial ownership of any shares held by Mr. Trump.

     Except as otherwise described in this statement, to the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

                                    * * * * *

     Item 7 is hereby amended by deleting Exhibits IV, IV.I and IV.II in their entirety and adding the following new Exhibits:

     EXHIBIT I.II: Third Amended and Restated Agreement of Limited Partnership of Trump Hotels & Casino Resorts Holdings, L.P., dated as of October 7, 1996.

     EXHIBIT II.I: Second Amended and Restated Exchange and Registration Rights Agreement among Donald J. Trump, Trump Casinos, Inc., Trump Casinos II, Inc. and Trump Hotels & Casino Resorts, Inc., dated as of October 7, 1996.

     EXHIBIT VI.III: Registration Agreement among Donald J. Trump, Trump Casinos, Inc., Trump Casinos II, Inc. Trump Hotels & Casino Resorts Inc. and Donaldson Lufkin & Jenrette, Inc., dated as of October 7, 1996.

     EXHIBIT VII.I: Joint Filing Agreement between Donald J. Trump, Trump Casinos, Inc. and Trump Casinos II, Inc., dated as of October 7, 1996.

     EXHIBIT VIII: Agreement by an among Trump Hotels & Casino Resorts, Inc., Trump Hotels & Casino Resorts Holdings, L.P., TC/GP, Inc. (currently known as Trump Casinos II, Inc.), Trump's Castle Hotel & Casino, Inc. and Donald J. Trump, dated as of June 24, 1996, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    October 16, 1996

                                                       /S/ DONALD J. TRUMP
                                                --------------------------------
                                                         Donald J. Trump


                                                TRUMP CASINOS, INC.

                                                By: /s/ DONALD J. TRUMP
                                                    ----------------------------
                                                    Name:  Donald J. Trump
                                                    Title: Sole Director,
                                                            President and
                                                            Treasurer


                                                TRUMP CASINOS II, INC.

                                                By: /s/ DONALD J. TRUMP
                                                    ----------------------------
                                                    Name:  Donald J. Trump
                                                    Title: Sole Director,
                                                            President and
                                                            Treasurer